FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2002

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                  Chief Financial Officer
                  Teva Pharmaceutical Industries Ltd
                  (011) 972-2-589-2840

                Bill Fletcher
                  President and CEO
                  Teva North America.
                  (215) 591-8800

                Dorit Meltzer
                  Director, Investor Relations
                  Teva Pharmaceutical Industries Ltd.
                  (011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES TENTATIVE APPROVAL OF ALENDRONATE SODIUM TABLETS

Jerusalem, Israel, December 30, 2002 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U. S. Food and Drug Administration has granted tentative approval for the company's ANDA for Alendronate Sodium Tablets, 5 mg, 10 mg, 35 mg, 40 mg and 70 mg.

Alendronate Sodium Tablets are the generic equivalent of Merck's Fosamax Tablets. The product is indicated for the treatment and prevention of osteoporosis in postmenopausal women and the treatment of Paget's disease.

The brand product has annual sales of approximately $1.5 billion.

As previously announced, on November 4, 2002, the Delaware District Court found that Teva's ANDA filing for alendronate sodium infringes claim 1 of the '077 patent and that the patent term extension for the '077 patent is valid. Teva believes the decision is erroneous and has appealed the decision to the Court of Appeals for the Federal Circuit.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
          Name: Dan Suesskind
          Title: Chief Financial Officer

Date: December 30, 2002